UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

November 21, 2012

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-169119) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
1.1	Underwriting Agreement—Standard Provisions, dated as of October 6, 2010 (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Barclays Bank PLC on October 14, 2010).

1.2	Pricing Agreement between Barclays Bank PLC and Barclays Capital Inc., dated November 14, 2012.

4.1	Dated Subordinated Debt Securities Indenture, dated as of October 12, 2010, between Barclays Bank PLC and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Barclays Bank PLC on October 14, 2010).

4.2	First Supplemental Indenture, dated as of November 21, 2012, between Barclays Bank PLC and The Bank of New York Mellon.

4.3	The form of Global Note for the 7.625% Contingent Capital Notes due November 2022 (incorporated by reference to Exhibit A to Exhibit 4.2 above).

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays Bank PLC, as to the validity of the securities.

5.2	Opinion of Clifford Chance LLP, English counsel to Barclays Bank PLC, as to the validity of the securities.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays Bank PLC, as to certain matters of U.S. taxation.

8.2	Opinion of Clifford Chance LLP, English counsel to Barclays Bank PLC, as to certain matters of United Kingdom taxation (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: November 21, 2012	By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves Title: Deputy Secretary

BARCLAYS BANK PLC (Registrant)

Date: November 21, 2012	By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves Title: Joint Secretary